Gregory P. Rodgers	53rd at Third
Direct Dial: 212-906-2918	885 Third Avenue
greg.rodgers@lw.com	New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

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Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Kathleen Suellentrop and James Lopez	Hong Kong	Shanghai
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Re:	Medpace Holdings, Inc.

Draft Registration Statement on Form S-1

Confidentially Submitted March 15, 2016

CIK No. 0001668397

Ladies and Gentlemen:

On behalf of our client Medpace Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Draft Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on March 15, 2016.

This amendment reflects certain revisions to the Registration Statement in response to the comment letter from the staff of the Commission (the “Staff”) to Jesse J. Geiger, the Company’s Chief Financial Officer, dated April 11, 2016. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 1, marked to show changes, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

April 27, 2016

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

Simultaneously with the filing of Amendment No. 1, the Company is providing the Staff, on a confidential basis, with a copy of the only written communication presented to potential investors in reliance on Section 5(d) of the Securities Act.

Summary, page 1

2.	To provide context and a balanced discussion of your “strong financial performance,” “industry-leading margins” and other competitive advantages, please revise the Summary to address your debt and historic net losses in qualitative and quantitative terms.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 2, 5, 82 and 86 of Amendment No. 1 accordingly.

3.	Please revise the discussion of “The Transaction” to clarify the parties, purpose and result in plain English. Currently the legalistic discussion of merger subsidiaries and other details is difficult to understand after one reading.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 8, 58 and 111 of Amendment No. 1 accordingly.

Risk Factors, page 18

4.	Please revise risk factors to address the provision in your charter renouncing any interest or expectancy that you have in business opportunities as discussed in the last paragraph on page 117.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 40 of Amendment No. 1 accordingly.

April 27, 2016

5.	Please revise the risk factor “Covenant restrictions under our Senior Secured Credit Facilities …” on page 35 to quantify the financial ratio restrictions.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 37 of Amendment No. 1 accordingly.

6.	Please disclose the “certain of these exemptions” in the last risk factor on page 37 or indicate that the company has not yet determined which exemptions to utilize.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 39 of Amendment No. 1 accordingly. The Company notes that it has not yet determined which exemptions it will utilize, but it intends to update the disclosure prior to distributing preliminary prospectuses and commencing the roadshow for the offering to disclose the exemptions that it will utilize.

Use of Proceeds, page 45

7.	We note your disclosure on page 45 regarding the interest rate on the Senior Secured Term Loan Facility. Please revise parts (a) and (b) of the interest rate term description to accurately reflect the leverage ratio thresholds used to determine the spread.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 48 of Amendment No. 1 accordingly.

8.	Please provide the maturity and use of indebtedness disclosure per Instruction 4 to Item 506.

Response:

The Company respectfully submits that the maturity date of the Senior Secured Term Loan Facility was provided in the first sentence of the third paragraph of “Use of Proceeds.” In addition, per Instruction 4 to Item 504 of Regulation S-K, the Company did not describe the use of the proceeds of the indebtedness to be discharged because such indebtedness was not incurred within one year.

April 27, 2016

Capitalization, page 47

9.	You disclose on page 45 that a portion of the offering proceeds will be used to repay borrowings under your Senior Secured Term Loan Facility. Please disclose the pro forma effects of this repayment on your net (loss) income and net (loss) income per share for the year ended December 31, 2015 and describe how the pro forma effect was computed.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 14, 15 and 16 of Amendment No. 1 accordingly.

Management’s Discussion and Analysis

Key Performance Metrics

New Business Awards, Cancellations and Backlog, page 57

10.	We note the discussion of cancellations as a key performance metric. Please revise to address, and quantify where material, the variability of cancellation rates for the periods presented. We note the statement on page 18 that the cancellation rate was 3.2% for the quarter ended December 31, 2015.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 20 and 60 of Amendment No. 1 to discuss average quarterly cancellation rates as a percentage of the beginning of the period backlog for the Successor year ended December 31, 2015, the Successor nine month period ended December 31, 2014, the Predecessor three month period ended March 31, 2014 and the Predecessor year ended December 31, 2013.

Liquidity and Capital Resources, page 65

11.	We note the statements at the bottom of page 65 qualifying your belief that you have sufficient liquidity to finance operations for at least the next 12 months. Please revise to address liquidity on both a short- and long-term basis and clarify any known trends or uncertainties that you believe are reasonably likely to result in liquidity decreasing in a material way. See Instruction 5 to Item 303(a).

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 68 of Amendment No. 1 to discuss liquidity on a long-term basis as well as a short-term basis in compliance with Instruction 5 to Item 303(a). The Company further advises that there are no additional known trends or uncertainties, beyond those

April 27, 2016

disclosed, that are deemed by the Company to be reasonably likely to result in liquidity decreasing in a material way in either the short- or long-term.

Business

Our Market, page 79

12.	We note your reference on page 80 to financial data available from FactSet Research Systems Inc. as of September 30, 2015, with respect to companies comprising the NASDAQ Biotechnology Index. Please provide a copy of the report containing this data and confirm whether you commissioned the report.

Response:

The Company respectfully submits that FactSet is not a report, but rather a database. Access to the database is by subscription; however, the Company notes that the information available therein was not commissioned by the Company. The Company has supplementally provided the raw data that was extracted from the FactSet database to arrive at the information included in the Registration Statement.

Our Competitive Strengths, page 81

13.	We note the page 82 reference to the Avoca Group’s 2011 Avoca Survey on Clinical Outsourcing Practices. Please clarify whether you believe you are among the “top 5 CROs by revenue” and advise us of the extent to which more updated data are available.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 85 of Amendment No. 1 to indicate that it does not believe it is among the “top 5 CROs by revenue” based on publicly available data. The Company further advises the Staff that it is not aware of more updated data for this statement in the Registration Statement; however, the Company will continue to monitor industry publications, including from the Avoca Group, and will update the Registration Statement in future filings to the extent more updated data becomes available.

Our Growth Strategy, page 83

14.	Please revise the discussion of organic growth on page 83 to explain and differentiate the significant amount of goodwill, as disclosed on page 29.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 31 of Amendment No. 1 to clarify that the goodwill on its balance sheet as of December 31, 2015 related solely to the goodwill recorded in connection with

April 27, 2016

the Cinven Transaction in April 2014. The Company does not have any goodwill recorded on its balance sheet as of December 31, 2015 related to any strategic acquisitions. Therefore, the growth from 2012 to 2015 relates solely to organic growth as noted in the penultimate sentence of the growth strategy on page 86 of Amendment No. 1.

15.	Please revise to address the nature and extent of your business associated with “risk sharing arrangements” referenced on page 30.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the risk factor on page 32 referring to “risk sharing arrangements” to more clearly describe this risk. The Company advises the Staff that “risk sharing arrangements” are not and have never been material to the Company in terms of quantity of contracts and revenue produced from such contracts. The Company has included disclosure on risk sharing arrangements in a risk factor because it has entered into such arrangements on a limited basis in the past, and may enter into such arrangements in the future. The Company notes that it does not currently have an equity investment in any of its customers and does not have any contracts in which it has acquired an interest in revenues from customer businesses or products.

The Company does not consider “risk sharing arrangements” a core growth strategy and expects that their use will continue to be very limited. Based on the foregoing, we respectfully submit that “risk sharing arrangements” should not be included in our growth strategy disclosure or elsewhere in the Registration Statement.

Competition, page 89

16.	Please revise to address the positive and negative factors pertaining to your competitive position with respect to the principal methods of competition. In this regard, we note the discussion of your competitive strengths in the Summary, for example your “industry-leading margins (compared to our public competitors)” and “differentiated operating model.” Please revise accordingly. See Item 101(c)(x) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 92 of Amendment No. 1 accordingly.

April 27, 2016

Government Regulation, page 89

17.	Where you discuss INDs, IRBs and other material regulations, please revise to clarify the extent to which you are directly subject to the requirements as compared to being partially or entirely exempt from regulations because you merely provide third party services to the regulated applicant.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 93 of Amendment No. 1 accordingly. The Company notes that both its clinical trial customers and the Company are primarily responsible for complying with all applicable regulations related to the conduct of clinical trials in the United States and elsewhere. There are two primary ways the Company takes on direct obligations for complying with applicable regulations. Customers will transfer to the Company or one of the Company’s subsidiaries certain of the customer’s obligations related to the conduct of trials, in which instance the Company takes on and is directly responsible for complying with regulations applicable to the aspects of the clinical trial the Company has assumed. The Company also takes on direct obligations for complying with applicable regulations when the Company is appointed as a local legal representative in jurisdictions outside the United States where a local (be that in country or regionally in the EU, for example) resident entity is required to act as the trial sponsor. In these instances, the Company will contractually take on the clinical trial customer’s obligations locally with liability recourse back to the clinical trial customer through indemnification of the Company for any losses not caused by the Company’s negligence or misconduct. The Company notes these potential liabilities in the last paragraph on page 93 of Amendment No. 1 and includes a cross reference in such paragraph to the applicable Risk Factor.

Executive and Director Compensation, page 100

18.	We note that you have disclosed in Note 10 to the financial statements that you have granted stock options and restricted shares during the year ended December 31, 2015. Please advise why you do not include tables pursuant to Item 402(d) and 402(g) of Regulation S-K.

Response:

The Company respectfully submits that it is an emerging growth company as defined by the Jumpstart Our Business Startups Act of 2012. As such, the Company believes it is not required to include tables pursuant to Item 402(d) and 402(g) of Regulation S-K.

April 27, 2016

Certain Relationships and Related Person Transactions, page 108

19.	Please revise to include a description of all related person transactions. In this regard, we note from page F-36 that you extended short term loans to employees. We also note from page F-39 that an employee entered into a stock purchase agreement permitting the purchase of 50,000 shares of your common stock at the then-current value for those shares. Please revise accordingly.

Response:

The Company respectfully submits that its employees that have received short-term loans as disclosed on page F-36 and the employee that entered into a stock purchase agreement permitting the purchase of 50,000 shares of our common stock at the then-current value for those shares as disclosed on page F-39 are not “related persons” under Item 404 of Regulation S-K because none of these employees are or were at the relevant time of the transactions executive officers, directors or holders of more than 5% of our voting securities.

20.	Please disclose Dr. Troendle’s indirect and direct, if any, ownership interest in Coherus.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 113 of Amendment No. 1 accordingly.

21.	Please disclose the basis on which Cinven is a related person.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 111 of Amendment No. 1 to clarify that Cinven is a related person due its ownership of more than 5% of our voting securities.

April 27, 2016

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

Consolidated Statements of Cash Flows, page F-7

22.	Please disclose the amount of inventory as of each balance sheet date. Please also present changes in inventory during each period separately in your consolidated statements of cash flows. See Rule 5-02.6 of Regulation S-X and ASC 230-10-45-29.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has evaluated inventory from a quantitative and qualitative perspective, as well as with respect to compliance with Rule 4-02 of Regulation S-X, for all periods presented and has deemed that both the quantitative balance and the types of items inventoried would not be material for disclosure to users of its financial statements.

Quantitative

The chart below quantifies the inventory balance for each period presented for the Consolidated Balance Sheets as well as the changes in inventory for all periods presented in the Consolidated Statements of Cash Flows.

Balance Sheet Impact

	Successor
(in 000s)	December 31, 2015	December 31, 2014
Inventory	$2,987	$2,646
Total current assets	$94,721	$133,321
% of total current assets	3.15%	1.98%

Cash Flows Impact

	Successor			Predecessor
(in 000s)	December 31, 2015	December 31, 2014		March 31, 2014	December 31, 2013
Inventory	$(113)	$	(474)	$(242)	$	(285)

Qualitative

The Company’s inventory consists primarily of laboratory supplies and medical kits that are produced and sent to investigator sites for sample collection to be utilized by a laboratory in order to perform analysis based on clinical study protocols. On average

April 27, 2016

over two years, 60 to 65% of the Company’s inventory balance consisted of lab supplies that are utilized in the process of sample analysis for clinical studies, and 35 to 40% of the Company’s inventory balance consisted of medical kits. Comprising medical kits inventory, which represents between $1.0 to $1.5 million of the Company’s inventory balance, is raw material, work-in-process (WIP) and finished goods in the production of medical kits that are sent to investigator sites for sample collection. Given the value, however, the Company has determined it immaterial to disclose as required by Rule 5-02.6 of Regulation S-X and ASC 230-10-45-29.

The Company will continue to evaluate its inventory balance each period to determine its materiality for disclosure in its Consolidated Balance Sheets and Consolidated Statements of Cash Flows and will revise its disclosure prospectively, as necessary, based on this evaluation.

23.	Please revise your cash flows from operating activities section to present changes in other assets separately from changes in other liabilities, rather than netting these amounts.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has evaluated the cash flow effects of other assets and liabilities in operating cash flows on a gross basis and has determined that presentation on a gross basis would not be material to the users of its financial statements in accordance with Rule 4-02 of Regulation S-X. In addition, the Company does not believe that any individual asset or liability within other assets or liabilities that was not already disclosed as a separate line item should be separately disclosed.

The chart below shows the “As Presented” changes in other assets and liabilities, net and the effect of presenting changes in other assets and other liabilities, gross for all periods presented in the Consolidated Statements of Cash Flows.

	Successor		Predecessor
(in 000s)	Year ended December 31, 2015	Period from April 1, 2014 through December 31, 2014	Period from January 1, 2014 through March 31, 2014	Year ended December 31, 2013

	As presented
Other assets and liabilities, net	$(2,306)	$1,704	$(1,360)	$832

	Effect of presenting on a gross basis
Other assets	$597	$(641)	$(163)	$(674)
Other liabilities	$(2,903)	$2,345	$(1,197)	$1,506

The Company will continue to evaluate its presentation of cash flows for all line items each period to determine the materiality for disclosure and will revise its disclosure prospectively, as necessary, based on this evaluation.

April 27, 2016

Notes to Consolidated Financial Statements

2. Change in Control, page F-8

24.	If expenses contingent upon the change-in-control event were incurred, please disclose the nature and amounts recorded in the predecessor period, successor period and “on the line.” Please also disclose your basis for determining the amounts included in each category.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in footnote 2 on page F-8 of Amendment No. 1 to include a specific discussion of expenses that were contingent on the change-in-control event as well as the period in which each was incurred. The Company advises the Staff that the only contingent expenses to fall “on the line” were approximately $3.1 million and on that basis the Company determined that disclosure was not material.

25.	Please revise to provide a qualitative description of the factors that make up the goodwill recognized as required by ASC 805-30-50-1(a).

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in footnote 2 on page F-10 of Amendment No. 1 to provide a qualitative description of the factors that make up goodwill recognized as required by ASC 805-30-50-1(a).

3. Summary of Significant Accounting Policies

Reportable Segments, page F-11

26.	On page 85, you discuss your various service offerings. You also disclose here that your CODM assesses your revenue by service offering. Please disclose your revenues for each type of service or group of similar services offered for each period presented. See ASC 280-10-50-40.

Response:

The Company advises the Staff that ASC 280-10-50-40 requires disclosure of revenue from external customers for each service or each group of similar services, unless it is impracticable, and the Company has concluded that each of its services are similar. The Company notes that its service offerings provided are similar in that the nature of all services is predominately focused on the execution, monitoring and advancement of clinical trials. A clinical trial represents a series of related and interdependent tasks to be performed over the life of the trial. Such tasks may include clinical trial management, study feasibility, study start-up, clinical monitoring, medical writing, biometrics, medical

April 27, 2016

and regulatory affairs, pharmacovigilance and laboratory services. However, these tasks represent a single service, that of outsourced development, as each are integral in the development of new clinical therapies and combined provide the clinical data to determine if a drug or clinical therapy is fit for its purpose and safe. The customers that utilize the Company’s service offerings are similar in that they are in the biotechnology or pharmaceutical industry. As a result, the Company believes additional disclosures for services are not required.

Revenue Recognition, page F-12

27.	You disclose that most contracts are terminable by the customer, either immediately or according to advance notice terms. Please tell us the general terms of early termination specified in your contracts, including the method used to compute amounts due upon settlement. Please also tell us how the method generally used to compute the early termination amounts due upon settlement differs from the method used for revenue recognition on contracts not being terminated. Please disclose the nature of any material differences.

Response:

The Company advises the Staff that at the outset of each contract, the Company estimates the hours to be incurred under the contract with the assumption that the contract will run through the end of the stated term. As disclosed in footnote 3, revenue is recognized using the proportional performance method of accounting based on these assumptions as the Company does not believe that the clients’ ability to modify or terminate the arrangement ultimately affects its ability to recognize revenue under such methodology. The Company believes it can measure performance rendered under the arrangement and the associated revenue as the client receives the benefit of the work performed as the services are rendered.

Contract terms generally permit the customer to terminate a service contract without cause upon giving the Company notice of the termination. Additionally, the Company may terminate a service contract if the customer has defaulted on its obligations under the agreement or any other service contract and has not cured the default within a defined period after written notification to the customer. The service contract provides that in the event of an early termination, the customer pays the Company for all services rendered pursuant to the unfinished contract prior to such termination and any non-cancelable expenses incurred in connection with its performance of services, as well as any activities necessary to appropriately close out the project.

As soon as practicable after receipt of the termination notice, the customer and the Company create a plan to conclude activities and estimate remaining obligations for services performed to date and through the conclusion of the close-out activities. The customer and the Company will typically enter into an amended service contract reflecting the current terms, inclusive of defined close-out activities and service fees associated with the termination.

April 27, 2016

As the Company is only recognizing revenue to which it would be entitled (and for which the client has received commensurate benefit) upon a contract termination, significant revenue adjustments generally do not occur upon contract termination or modification. The Company determined that no further disclosure was warranted as there were no material differences in revenue recognition for termination amounts.

Exhibits

28.	Please include a complete exhibit index. As non-exclusive examples, it is unclear why the index does not identify the Voting Agreement, lease agreements, and the new credit agreement referenced in footnote 1 on page 10.

Response:

The Company respectfully submits that the Voting Agreement is already identified by exhibit number 4.2 and the credit agreement and its related agreements are already identified by exhibit numbers 10.1 through 10.4. The Company has added the lease agreements for its headquarters in Cincinnati, Ohio to the exhibit index as exhibit numbers 10.10 through 10.12.

April 27, 2016

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-2918 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Gregory P. Rodgers

Gregory P. Rodgers

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Dr. August J. Troendle, Chief Executive Officer, Medpace Holdings, Inc.

Jesse J. Geiger, Chief Financial Officer, Medpace Holdings, Inc.

Stephen P. Ewald, Esq., General Counsel, Medpace Holdings, Inc.

Howard A. Sobel, Esq., Latham & Watkins LLP

Glenn R. Pollner, Esq., Gibson, Dunn & Crutcher LLP